Exhibit 99.1
February 20, 2025 4Q24 Earnings Release

DISCLAIMER This document may contain forward-looking statements. These statements are based on estimates and information that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors, general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake, and expressly waives, any obligation to update any of these forward-looking statements, which speak only as of the date they were made.

3 HIGHLIGHTS We recorded all-time best frequency rate in people’s safety STEEL IMPORTS The penetration rate of imported steel in Brazil ended 2024 at 18.5%, and remains a major impact on the domestic market ADJUSTED EBITDA R$10.8B With financial discipline and solid balance sheet, we build the grounds for a sustainable growth RENEWABLE ENERGY INVESTMENTS Strategy to create greater cost competitiveness and reduce CO2 emissions PEOPLE’S SAFETY¹ 2023 2024 0.59 0.70 1 Number of accidents per million hours worked per each Gerdau employee

2024

FINANCIAL HIGHLIGHTS

ADJ NET INCOME:
R$4.3B

EPS:
R$2.18

Totaling earnings per share of **R$0.15 in 4Q24**

FREE CASH FLOW:
R$2.9B

Reflecting our **competitiveness** and **financial resilience**

LEVERAGE:
0.48x

Low level of leverage, despite more challenging results versus 2023

CAPEX:
R$6.2B

Out of this total, **47%** was allocated to **Maintenance** and **53%** to **Competitiveness**

SHARE BUYBACK:

Conclusion of the 2024 program (**~3.4% of Gerdau S.A. outstanding shares**), and opening of a **new 2025 program** of up to 64.5 million shares for Gerdau S.A. (**~3.1% of outstanding shares**), and 6.0 million shares for Metalúrgica Gerdau S.A.

4Q24 DIVIDENDS To be paid as of March 14, 2025

GERDAU S.A.: **R$203.4M** **R$ 0.10/share**

METALÚRGICA: **R$50.0M** **R$0.05/share**

CONCLUSION OF THE COST-SAVINGS PROGRAM

Asset optimization and **cost-savings initiatives implemented** throughout 2024

CHANGE IN REPORTABLE SEGMENTS AS OF 1Q25

- Brazil
- North America
- South America

GERDAU
Shape the future

4

OUTLOOK 5 NORTH AMERICA 1Q25*: Slight margins upturn BRAZIL 1Q25*: Slight margins slowdown Continued discipline in capital allocation through strategic CAPEX and share buyback program ▪ Seasonal improvement in volumes and backlog returning to historic levels (> 60 days); ▪ Spread squeeze (increased scrap costs); ▪ Lower maintenance downtime costs; 2025: ▪ Import tariff discussions in the U.S. could influence capacity utilization and spreads; ▪ Positive outlook for non-residential construction demand, infrastructure and government tax packages; ▪ Continuous focus on cost improvements opportunities; ▪ Tougher market, with expectations of macroeconomic scenario downturn and price pressure; ▪ Export volume still relevant, maximizing capacity utilization; ▪ Shutdown for completion of BQ rolling mill in Ouro Branco putting pressure on costs and volume; Estimated startup in February 25; 2025: ▪ Civil construction and automotive sectors with resilient demand in the current economic scenario, attentive to the eventual impacts of high interest rates; ▪ Risk of a new increase in imports due to higher tariffs in other markets and the ineffectiveness of the quota-tariff system. * It does not constitute guidance.

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Appendices

8 WORKPLACE SAFETY We recorded all-time best results in people’s safety Accident Frequency Rate 0.59 in 2024 1.10 0.99 1.16 1.28 1.10 1.08 0.87 0.83 0.76 0.70 0.59 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Number of Accidents per Million Hours Worked per each Gerdau Employee

9 QUARTERLY OVERVIEW BRAZIL BD ◼ Theimportedsteel penetrationratereached 18.5% in 2024 and remains the sector's main issue; ◼ The domestic market experienced lower volumes due to the typical seasonality of the period; ◼ Exports were more relevant, benefiting from Brazilian real devaluation against the U.S. dollar, enhancing productioncapacity utilizationand dilutingfixedcosts; ◼ Delivery of cost-savings guidance, through asset optimization and improved operating efficiency. Real estate inventory (SP) -6.7%1 Infrastructure Investments (Public + Private) +6.3%3 Real estate sales in São Paulo hit a record of 103,300 units in 20241 .. Manufacturing Industry +2.4%2 Source: ¹ Secovi SP ; 2 Growth forecast in 2025 - Tendências – PIM-IBGE - Dec/24; ³ Growth forecast in 2025, Tendências ABDIB in Nov/24. 58% UTILIZATION RATE Rolled steel Crude Steel 75% Shipments (1,000 tonnes) Net Sales (R$ million) EBITDA (R$ million) EBITDA Margin 4Q23 3Q24 4Q24 1,269 1,290 1,284 -0.5% 2023 2024 5,150 5,059 -1.8% // 4Q23 3Q24 4Q24 6,034 6,738 6,647 -1.4% 2023 2024 26,831 25,962 -3.2% 512 4Q23 3Q24 4Q24 1,140 1,002 -12.1% 2023 2024 3,436 3,271 -4.8% // // 8.5% 16.9% 15.1% 12.8% 12.6%

Imports of finished products at an all-time high despite trade defense measures in place Trade defense measures need to be deepened in pursuit of competitive equality IMPACTS OF UNFAIR LEVEL OF IMPORTS Imports of Finished Products (Mt) ◼ Revision of the quota-tariff system; ◼ Include moreNCMs in the list oftariff exceptions (LETEC); ◼ Greater promptness in antidumping claims filed; ◼ Greater government openness to new trade defense measures. Source: Comexstat Even with the quota+tariff system in place since June 2024, imports in 2024 grew by 9% YoY, reaching a historical record; In 3 years, regions with non-competitive conditions increased their share of Brazil’s total finished steel imports from 56% in 2022 to 74% in 2024. Quota+Tariff System Note 1: Products under the quota+tariff system include NCMs granted in the Aço Brasil request in April 2024 and NCMs granted in the Sicetelrequest in October 2024. Note 2: Bilateral agreements refer to Egypt and Peru, where both have FTAs in effect with Mercosur/Brazil. Relevant Regions 1.3 2.3 2.4 1.9 2.0 3.1 2.4 4.4 4.8 2022 2023 2024 Dentro Sistema Cota+Tarifa Fora Sistema Cota+Tarifa 55% 62% 68% 1% 3% 6% 43% 36% 27% 3.1 4.4 4.8 2022 2023 2024 China Acordos Bilaterais Outros +8.6% +8.6% 10 Bilateral Agreements Others Within Quota+Tariff System Outside Quota+Tariff System

11 NORTH AMERICA BD Manufacturing Index (ISM): ¹ 52.5 PMI: ¹ 51.2 DMI: ³ +2.0% q/q ABI: ² 44.1 ¹Institute for Supply Management’s Manufacturing index. ² Architectural Billings Index. ³ Dodge Construction Network. Shipments (1,000 tonnes) Net Sales (R$ million) EBITDA (R$ million) EBITDA Margin QUARTERLY OVERVIEW ◼ Shipment volume affected by the typical seasonality of the period, in addition to the uncertainties of the market in general regarding the demand scenario and forward pricing; ◼ Lower average price in U.S. dollars, greater share of rebar in the product mix and pressure from imports; ◼ Dollar cost in line despite scheduled maintenance shutdowns, mainly due to stable scrap prices; ◼ In 2024, results remained above historical levels, reflecting business management flexibility relying on market dynamics and efforts to control costs and SG&A. UTILIZATION RATE Rolled steel 70% Crude steel 65% 885 976 914 4Q23 3Q24 4Q24 -6.4% 2023 2024 3,907 3,834 -1.9% // 4Q23 3Q24 4Q24 5,927 6,657 6,215 -6.6% 2023 2024 26,858 25,875 -3.7% 512 751 4Q23 3Q24 4Q24 1,156 -35.0% 2023 2024 6,822 4,877 -28.5% // // 19.2% 17.4% 12.1% 25.4% 18.8%

12 SPECIAL STEEL BD BRAZIL ◼ Shipment volume was impacted by weaker demand in the automotive sector and other sectors such as oil and gas; ◼ Increased costs of goods sold due to maintenance shutdowns and lower dilution in fixed costs. UNITED STATES Light Vehicle Production in 4Q24: +17.0% Δ y/y Heavy Vehicle Production In 4Q24: +32.9% Δ y/y¹ Light Vehicle Production in 4Q24: +1.7% Δ y/y2 Class 4 & 8 Vehicle Production In 4Q24: -3.6% Δ y/y³ ¹ ANFAVEA – at the end of 4Q24; ² S&P Global Mobility ³FTR ◼ Lower sequential sales volume due to seasonality. Over the year, volumes grew significantly, driven by growth in the production of trucks and light vehicles production; ◼ Lower costs of goods sold in 2024, reflecting efforts to gain operating efficiency and cut costs and expenses. Shipments (1,000 tonnes) Net Sales (R$ million) EBITDA (R$ million) EBITDA Margin QUARTERLY OVERVIEW UTILIZATION RATE Rolled steel 46% Crude steel 61% 339 381 331 4Q23 3Q24 4Q24 -13.1% 2023 2024 1,419 1,427 +0.6% // 4Q23 3Q24 4Q24 2,580 2,919 2,609 -10.6% 2023 2024 11,385 10,990 -3.5% 340 539 452 4Q23 3Q24 4Q24 -16.1% 2023 2024 1,915 1,970 +2.9% // // 13.2% 18.4% 17.3% 16.8% 17.9%

13 SOUTH AMERICA BD ◼ Slight upturn in economic activity, benefiting from investments in primary sectors and domestic consumption growth. 58% UTILIZATION RATE Rolled steel Crude steel 66% Apparent Consumption of Long Steel: 280Kt (+11.6% Δ q/q)1 Business Confidence Index: 50.0 (-1.6 points Δ q/q)2 Apparent Consumption of Long Steel: 30.8Kt (-0.1% Δ q/q)³ ¹ Cámara Argentina del Acero – Dec/24; ² Banco Central de Reserva Del Perú - Dec/24. ³ Transaction Shipments (1,000 tonnes) Net Sales (R$ million) EBITDA (R$ million) EBITDA Margin QUARTERLY OVERVIEW ARGENTINA ◼ Best quarter of the year, driven by advances in the execution of public works in the country. ◼ Consistent demand due to good execution of public and private works. Prices pressured by higher steel imports. PERU URUGUAY 243 263 271 4Q23 3Q24 4Q24 +3.0% 2023 2024 1,125 1,010 -10.2% 326 4Q23 3Q24 4Q24 1,452 1,711 +17.8% 2023 2024 5,118 5,759 +12.5% 135 230 227 4Q23 3Q24 4Q24 -1.3% 969 2023 2024 1,607 -39.7% // 31.4% 16.8% // // 41.5% 15.8% 13.3%

ASSET OPTIMIZATION AND COST-SAVINGS INITIATIVES IMPLEMENTED THROUGHOUT 2024

GERDAU
Shape the future

Brazil BD:
~R$1.0 billion/year



-150
400
-450
-1,000
CONTROLLABLE COSTS AND EXPENSES
(R$ million)
2023 Costs & Expenses
1H24 Gains
2H24 Gains
(1H+2H) Annualized Gains
2025 (e)[1] Costs & Expenses

- Units hibernation;
- Volume migration to other units;
- Projects to enhance efficiency;
- Optimization of maintenance costs and specific materials;
- Greater operating leverage in production units;

+

Other BDs:
~R$0.5 billion/year

2024 Initiatives

- **North America BD**
  - Initiatives to control and optimize personnel, maintenance and third-party hiring;
  - Whitby collective agreement concluded.
- **Special Steel BD**
  - Brazil:
    - Initiatives to control and optimize personnel;
    - Gains consolidation & annualization.
  - USA:
    - Monroe collective agreement concluded;
    - Rolling mill productivity improvement.

OPTIMIZATION AND **HIGHER UTILIZATION** OF OUR ASSETS, BOOSTING **PERFORMANCE** AND **PROFITABILITY**

1 It does not consider impacts of volume, inflation, exchange variation, price fluctuations and raw materials consumption.

14

15 HIGHLIGHTS OF THE PERIOD ¹ Non-accounting measurement prepared by the Company. The Company states the Adjusted EBITDA to provide additional information about cash generation in the period. ² Includes iron ore sales. FOCUS ON COMPETITIVENESS THROUGH ASSET OPTIMIZATION IN BRAZIL -171 ADJUSTED EBITDA (R$ million) and ADJUSTED EBITDA MARGIN¹ NET SALES² (R$ million) -171 -405 4Q24 2024 4Q24 2024 539 452 1,140 1,002 1,156 751 230 EBITDA 3T24 -405 North Am. -138 Brazil -86 Special Steel -3 South Am. 8 Eliminations & Adjustments 227 EBITDA 4T24 3,016 17.4% 2,391 14.2% 1,711 2,919 2,609 6,738 6,647 6,657 6,215 -388 -360 1,452 Net Sales 3T24 -442 North Am. -91 Brazil -310 Special Steel 259 South Am. Net Sales 4T24 17,378 16,822 1,607 1,915 1,970 3,436 3,271 6,822 4,877 EBITDA 2023 -1.945 North Am. -163 Brazil 56 Special Steel -637 South Am. 31 Eliminations & Adjustments 969 EBITDA 2024 13,503 19.6% 10,844 16.2% 11,385 10,990 26,831 25,962 26,858 25,875 -1,276 -1,560 5,118 Net Sales 2023 -983 North Am. -869 Brazil -395 Special Steel 641 South Am. 5,759 Net Sales 2024 68,916 67,026 North Am. Brazil Special Steel South Am. Eliminations & Adjustments -3.2% -20.7% -2.7% -19.7%

4Q24

CASH FLOW & NET CASH VARIATION

GERDAU
Shape the future

CASH FLOW
(R$ million)



2,391
+888
-45
-1,867
-487
+144
-176
-422
427
4Q24 Adjusted EBITDA
Working Capital[1]
Income Tax[2]
CAPEX[3]
Interest
JVs Proportional EBITDA
Intangibles & Leasing
Other
4Q24 Free Cash Flow

NET CASH VARIATION
(R$ million)



8,832
+427
+202
-1,488
-513
+818
8,277
4Q24 Cash
3Q24 FCF
Financing Var.
Return to Shareholders
M&A
Exchange rate variation and other
4Q24 Cash

[1] Considers FX variation on inventories, customers, and suppliers.
[2] Includes the cash effect of income tax on the Company's several subsidiaries, including the portion accrued in previous periods, and due in the current period.
[3] Includes addition of R$2,396 million in CAPEX in 4Q24, deducted from R$404 million not disbursed in 2024.

GERDAU
Shape the future

16

17 LIQUIDITY & INDEBTEDNESS CASH, DEBT AND LEVERAGE (R$ billion) LIQUIDITY POSITION AND DEBT AMORTIZATION1 (R$ billion) FINANCIAL POLICY RATINGS GROSS DEBT < R$12 BILLION AVERAGE TERM > 6 YEARS NET DEBT/EBITDA ≤ 1.5X BBB STABLE BBB STABLE Baa2 STABLE ¹ Withnodeferredexpenses²GlobalRevolvingCreditFacility 5.5 5.3 4Q23 5.1 5.9 1Q24 5.9 6.6 2Q24 3.7 8.8 3Q24 5.4 8.3 4Q24 Net Debt Cash 10.9 11.0 12.5 12.5 13.6 0.40x 0.40x 0.53x 0.32x 0.48x Gross Debt Net Debt/Adjusted EBITDA 8.3 5.4 Liquidity 0.6 2025 0.8 0.2 2026 2.6 2027 1.5 2028 1.5 2029 3.1 2030 3.3 2031 onwards 13.7 Cash & Equiv. RCF² Bonds Debentures Bank Loans AVERAGE COST 7.2 YEARS BRL: 106.7% CDI Y/Y USD: 5.5% Y/Y AVERAGE TERM

DISTRIBUTION OF DIVIDENDS ABOVE THE MANDATORY MINIMUM AND SOLID IMPLEMENTATION OF THE SHARE BUYBACK PROGRAM 18 RETURN TO SHAREHOLDERS NEW SHARE BUYBACK PROGRAM DISTRIBUTION OF DIVIDENDS AMOUNT PER SHARE AMOUNT PER SHARE METALÚRGICA GERDAU S.A. GGBR GOAU ◼ Program total : up to 63.0 million shares ◼ Repurchased by January 2025: R$17.2 M GGBR4/GGBR3/GGB ◼ Program total: up to 6.0 million shares ◼ Repurchased by January 2025: R$10.7 M GOAU4 R$ 203.4M R$ 0.10 R$ 50.0 M R$ 0.05 1.6% 98,5% Repurchased² To repurchase GGBR 18.2% 81.8% GOAU 1. Shareholder payment / Parent company’s net income after recording reserves provided for in Bylaws. 2. Considers the buyback program until Jan/2025 . 18 34.3% 37.3% 69.1% 41.2% 65.9% Payout¹ 715 2020 5,355 2021 6,083 1,073 2022 2,641 2023 1,664 1,195 2024 7,156 2,641 2,859 Dividends Distributed (R$ million) Buyback (R$ million) GERDAU S.A. 4TH QUARTER 2024 4TH QUARTER 2024 R$ 460.6 M R$ 0.45 R$ 1.7B R$ 0.80 DIVIDENDS (R$ million)

Environmental & Safety Returns² ~R$ 1.5B 1 It does not consider contributions made by Gerdau Next. 2 Investments with environmental and safety returns are included in the CAPEX guidance. 3 After the investment matures CAPEX 2025¹ 2024¹ ~R$ 1.6B Maintenance Competitiveness INVESTMENTS IN BUSINESS GROWTH AND COMPETITIVENESS To invest in Already invested Capacity addition3 (Thousand tonnes/year) NORTH AMERICA BRAZIL TOTAL Roadmap Midlothian Downstream Scrap Processing in Pindamonhangaba Itabiritos Project (Mining) HRC Expansion + Utilities Rolling Capacity Forestry Base Competitiveness MG Total 1,500 400 3,200 1,550 450 350 9,200 1,750 500 250 250 STRATEGIC CAPEX R$6.0 b R$6.2 b 53% 47% 50% 50% STRATEGIC CAPEX 4Q24 | ~R$1.1 billion 2024 | ~R$2.8 billion 19 4,950 4,250

STRATEGIC CAPEX MAIN PROJECTS ROADMAP MIDLOTHIAN “PHASE 1” PHYSICAL ADVANCE FINANCIAL ADVANCE 49% 36% Install of billet handling equipment START UP ESTIMATE (PHASE 1): 2 ND SEMESTER 2025 POTENTIAL EBITDA:~ R$ 140 MILLION ITABIRITOS PROJECT Filtering Concentrated Ore in the Gerdau Ouro Branco Ore Yard PHYSICAL ADVANCE FINANCIAL ADVANCE 55% 60% START UP ESTIMATE: 2 ND SEMESTER 2026 POTENTIAL EBITDA:~ R$ 1.1 BILLION BQ2 PROJECT New warehouse for BQ stock in Ouro Branco PHYSICAL ADVANCE FINANCIAL ADVANCE 97% 93% START UP ESTIMATE: 1 ST QUARTER 2025 POTENTIAL EBITDA: ~R$ 400 MILLION 20

New configuration of Business Divisions as of1Q25: • Brazil • North America • South America 21 CHANGE IN REPORTABLE SEGMENTS After Before Main reasons forthe change : • The steel industry’s global scenario has led to an increasing regionalization of markets and business dynamics; • Improve the presentation and provide greater visibility to the results by the main regions in which the Company operates (USMCA and Brazil); P1162TB4#y1 Modeling Guide Modeling Guide Link More information and proforma results: Brazil BD Special Steel BD North America BD South America BD Brazil United States Brazil North America South America

inform@gerdau.com | ri.gerdau.com Follow Gerdau on social media. Earnings Release 1Q25 April 28, 2025 Videoconference April 29, 2025